SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number: 1-12744
MARTIN MARIETTA MATERIALS, INC.
SAVINGS and INVESTMENT PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
MARTIN MARIETTA MATERIALS, INC.
2710 Wycliff Road
Raleigh, North Carolina 27607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and supplemental schedule
Martin Marietta Materials, Inc.
Savings and Investment Plan
December 31, 2008 and 2007 and Year Ended December 31, 2008

Martin Marietta Materials, Inc.
Savings and Investment Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and Year Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Martin Marietta Materials, Inc., as Plan Administrator
Raleigh, NC
We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
Dixon Hughes PLLC
June 23, 2009

Martin Marietta Materials, Inc. Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
	(In Thousands)
Assets
Investments at fair value
Common and collective funds	$44,175	$—
Common stocks	13,698	—
Mutual funds	12,398	—

	70,271	—

Interest in Master Trust, at fair value	—	92,773
Participant loans	5,420	5,839
Accrued income and pending trade receivables	65	—
Contributions receivable:
Employees	—	252
Martin Marietta Materials, Inc.	—	100

Net assets available for benefits	$75,756	$98,964

See accompanying notes.

Martin Marietta Materials, Inc. Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008
(In Thousands)

Net assets available for benefits at beginning of year	$98,964
Additions to net assets attributed to:
Interest and dividend income	1,165
Interest on participant loans	445
Contributions
Employees	7,242
Martin Marietta Materials, Inc.	2,978
Rollovers	241

Total contributions	10,461

Total additions	12,071

Deductions from net assets attributed to:
Interest in net investment loss of Master Trust	5,253
Net depreciation in fair value of investments	14,699
Distributions and withdrawals	11,316
Administrative expenses	283

Total deductions	31,551

Net decrease in net assets available for benefits	(19,480)

Transfers to Martin Marietta Materials, Inc. Performance Sharing Plan	(3,728)

Net assets available for benefits at end of year	$75,756

See accompanying notes.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
1. Accounting Policies
Basis of Accounting
The financial statements of the Martin Marietta Materials, Inc. Savings and Investment Plan (the “Plan”) are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.
Investment Valuation and Income Recognition
Prior to May 1, 2008, the assets of the Plan were held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) along with the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan. The Plan’s interest in the Master Trust was stated at the fair value of the underlying net assets in the Master Trust. Fair values of the underlying net assets were determined by closing prices on the last business day of the year for those securities traded on national exchanges and at the most recent sales prices for those securities traded in over-the-counter markets. The assets, realized and unrealized gains and losses, and investment income of the Master Trust were allocated among the participating plans on a pro rata basis based on asset balances.
Effective May 1, 2008, the Master Trust was terminated and the Plan’s net assets available for benefits were transferred to a new trustee (see Note 2). Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Distributions
Distributions are recorded as paid. Therefore, no liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
1. Accounting Policies (continued)
Administrative Expenses
Administrative expenses are paid by the Plan. Certain administrative functions are performed by employees of Martin Marietta Materials, Inc. (the “Corporation”), the Plan’s sponsor and administrator. No such employee receives compensation from the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts, changes therein and related disclosures. Actual results could differ from those estimates.
Transfers
Along with the Plan, the Corporation also sponsors the Martin Marietta Materials, Inc. Performance Sharing Plan, a defined contribution plan for salaried employees. If participants change their employment status during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2008, the Plan transferred $3,728,000 to the salaried plan.
Adoption of New Accounting Standard
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“FAS 157”), Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted FAS 157. FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. See Note 4.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan providing eligible hourly paid employees of the Corporation and hourly employees covered under certain collectively bargained agreements an opportunity to participate in an individual savings and investment program providing tax deferred savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
State Street Bank and Trust Company, a subsidiary of State Street Corporation, was the trustee of the Master Trust and CitiStreet LLC was the recordkeeper of the Master Trust and Plan through April 30, 2008. Effective May 1, 2008, the Plan Administrator changed the Plan’s trustee and recordkeeper to Wells Fargo Bank, N.A. (“Wells Fargo”). On that date, participants’ existing account balances were automatically transferred to Wells Fargo and, for investment options that were replaced, invested in funds with the most comparable investment objectives.
Contributions
Employees are eligible to enroll in the Plan as soon as administratively possible upon hire. Participants may elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code (the “Code”) limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the employer match. A participant’s before-tax combined basic and supplemental contributions may not exceed 25% of that participant’s base pay.
Unless an affirmative election not to participate in the Plan is made, employees hired on or after March 1, 2006 who are eligible for employer contributions are automatically enrolled in the Plan and deemed to have elected to contribute 2% of base salary. The 2% contribution increases by 1% on each anniversary date of the participants’ automatic enrollment until the before-tax contribution reaches 7% of base salary. Participants may make an affirmative election at any time to contribute a different amount. Contributions are automatically invested in a target date fund that is closest to the date the participant attains age 65, unless otherwise designated by the participant.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Contributions (continued)
Certain participants also have the option of making after-tax contributions up to 17% of base pay to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.
The Corporation matches the first 7% of eligible participants’ annual basic before-tax contributions starting the first of the month following six months of employment. The amount of the Corporation’s match is equal to 50% of the basic contributions and is credited to participant accounts weekly. Certain participants are not eligible for employer contributions, as defined by the Plan.
Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily. The Plan also allows for spot transfers in which a specific dollar amount may be transferred from one investment option to another.
Investment Options
Prior to May 1, 2008, the participants’ investment options within the Master Trust included the State Street Yield-Enhanced Short-Term Investment Fund, State Street S&P 500 Flagship Index Fund, Martin Marietta Materials Common Stock Fund, Harbor Capital Appreciation Fund, Wells Fargo Advantage Bond Fund, Vanguard Windsor Fund, Vanguard Explorer Fund and Vanguard International Growth Fund.
Effective May 1, 2008, the Plan’s offers the following investment options: Barclays Global Investors LifePath® Portfolios, Wells Fargo Short Term Investment Fund G, Wells Fargo Advantage Total Return Bond Fund, Wells Fargo S&P 500 Index Fund G, Vanguard International Growth Fund, Harbor Capital Appreciation Fund, Loomis Sayles Value Fund Y, Vanguard Explorer Fund and Martin Marietta Materials Common Stock Fund.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s and employer’s contributions and allocations of earnings. The participant account is charged with an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately 100% vested in the value of their accounts, including employer contributions.
Participant Loans
The Plan provides for certain participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable regulations of the Code. The minimum loan amount is $1,000. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the Wells Fargo Bank, N.A. prime rate plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan. At December 31, 2008, interest rates on participant loans outstanding ranged from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Payment of Benefits
Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions in a lump-sum payment at any time or defer any payment until the participant reaches the age of 70 1/2. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual, semi-annual, quarterly or monthly installments over a period of up to 25 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.
Plan Termination
Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant’s account.
3. Investments
The following table presents investments, at fair value, that represent more than 5% or more of the Plan’s net assets at December 31, 2008 (in thousands):

*	Wells Fargo Short Term Investment Fund G	$31,775
*	Martin Marietta Materials Common Stock Fund	$13,698
*	Wells Fargo S&P 500 Index Fund G	$9,788
	Loomis Sayles Value Fund Y	$4,169
*	Participant Loans	$5,420

*	Indicates party-in-interest to the Plan.
From May 1, 2008 through December 31, 2008, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows (in thousands):

Common and collective funds	$6,162
Common stocks	1,691
Mutual funds	6,846

$14,699

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
FAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described as follows:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Common and Collective Funds
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
Common Stocks
These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.
Mutual Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding and is classified within level 1 of the valuation hierarchy.
Participant Loans
Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of these assets could result in a different fair value measurement at the reporting date.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value

Common and collective funds	$—	$44,175	$—	$44,175
Common stocks	13,698	—	—	13,698
Mutual funds	12,398	—	—	12,398
Participant loans	—	—	5,420	5,420

Total assets	$26,096	$44,175	$5,420	$75,691

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans

Balance at January 1, 2008	$5,839
Purchases, sales, issuances and settlements (net)	(419)

Balance at December 31, 2008	$5,420

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
5. Master Trust
Effective May 1, 2008, the Master Trust was terminated and the Plan’s net assets available for benefits were transferred to a new trustee. The Plan’s interest in the Master Trust’s net assets as of December 31, 2007 was 35.78%. An analysis of investments and related investment income (loss) for the Master Trust is as follows:

	2008			2007
		Net
		Appreciation
	Interest	(Depreciation) in	Fair Value	Fair Value
	and	Fair Value	at End of	at End of
	Dividends	During Year	Year	Year
		(in thousands)

Cash and cash equivalents	$914	$32	$—	$74,491
Government bonds	39	3	—	941
Corporate bonds	22	2	—	530
Common stocks	146	(16,541)	—	183,293

	$1,121	$(16,504)	$—	$259,255

The investments for the Master Trust were invested as follows:

		December 31,
		2008	2007
		(in thousands)
	Vanguard Explorer Fund	$—	$11,694
	Vanguard Windsor Fund	—	23,157
	Vanguard International Growth Fund	—	27,592
*	State Street Yield-Enhanced Short-Term Investment Fund	—	74,491
	Wells Fargo Advantage Bond Fund	—	1,471
*	State Street S&P 500 Flagship Index Fund	—	54,427
	Harbor Capital Appreciation Fund	—	12,976
*	Martin Marietta Materials, Inc. Common Stock	—	53,447

		$—	$259,255

*	Indicates party-in-interest to the Plan.

Martin Marietta Materials, Inc.
Savings and Investment Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Internal Revenue Service has determined and informed the Corporation by letter dated April 7, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Martin Marietta Materials, Inc. Savings and Investment Plan
EIN: 56-1848578          Plan Number: 006
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
				(In Thousands)

*	Wells Fargo Bank, N.A.	Wells Fargo Short Term Investment Fund G		$31,775
*	Martin Marietta Materials,Inc.	Common Stock Fund		13,698
*	Wells Fargo Bank, N.A.	Wells Fargo S&P 500 Index Fund G		9,788
	Loomis Sayles	Loomis Sayles Value Fund Y		4,169
	The Vanguard Group	Vanguard International Growth Fund, Admiral Shares		3,247
	Harbor Funds	Harbor Capital Appreciation Fund		1,933
*	Wells Fargo Bank, N.A.	Wells Fargo Advantage Total Return Bond Fund, Class I		1,568
	The Vanguard Group	Vanguard Explorer Fund, Admiral Shares		1,481
	Barclays Global Investors	BGI Lifepath Index Retirement M		313
	Barclays Global Investors	BGI Lifepath Index 2015 M		369
	Barclays Global Investors	BGI Lifepath Index 2020 M		420
	Barclays Global Investors	BGI Lifepath Index 2025 M		456
	Barclays Global Investors	BGI Lifepath Index 2030 M		296
	Barclays Global Investors	BGI Lifepath Index 2035 M		203
	Barclays Global Investors	BGI Lifepath Index 2040 M		177
	Barclays Global Investors	BGI Lifepath Index 2045 M		220
	Barclays Global Investors	BGI Lifepath Index 2050 M		158
*	Participant loans	Interest Rates ranging from 4.25% to 9.25%		5,420

				$75,691

Note:	Cost information has not been included in column (d) because all investments are participant directed.

*	Indicates party-in-interest to the Plan.

SIGNATURES
      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC. SAVINGS and INVESTMENT PLAN
By:	Martin Marietta Materials, Inc.
Plan Administrator

By:	Benefit Plan Committee

By:	/s/ Anne H. Lloyd
Anne H. Lloyd

Date: June 26, 2009

EXHIBIT INDEX

Exhibit No.	Document

23.01	Consent of Dixon Hughes PLLC